April 1, 2020

Ryan Greenawalt
Chief Executive Officer
Alta Equipment Group Inc.
13211 Merriman Road
Livonia, Michigan 48150

       Re: Alta Equipment Group Inc.
           Registration Statement on Form S-1
           Filed March 25, 2020
           File No. 333-237387

Dear Mr. Greenawalt:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jacqueline Kaufman at 202-551-3797 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Trade &
Services